37 CAPITAL GRANTS OPTIONS

Vancouver, British Columbia. Thursday, December 5, 2024. 37 Capital Inc. (the “Company” or “37 Capital”) (CSE: JJJ) (OTC Pink: HHHEF). The Company has granted 400,000 incentive stock options (“Options”) to an insider exercisable at the price of $0.10 per common share for a period of three (3) years. These Options have been reserved for issuance pursuant to the Company’s 20% Rolling Stock Option Plan, subject to vesting period. Any shares issued pursuant to the exercise of the Options will be subject to a hold period expiring on April 6, 2025.

For more information on the Company, please contact us at (604) 681-0204. In addition, please visit the Company’s website at www.37capitalinc.com or the Canadian Securities Exchange’s website at http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board 37 Capital Inc.,

“Jake H. Kalpakian”

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Jake H. Kalpakian

President and CEO

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

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37 Capital Inc. Suite

575, 510 Burrard Street.

Vancouver, BC V6C 3A8

Tel: (604) 681-0204 Fax: (604) 681-9428

www.37capitalinc.com email: info@37capitalinc.com